# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Conexeu Sciences Inc., CIK 0002066836
CUSIP: 20715F100
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 50 West Liberty Street, Suite 880, Reno, Nevada (NV), 89501
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002143053

## Reporting persons
- Paisley Capital Holdings Corp: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); sole voting power 1,800,000; shared voting power 0; sole dispositive power 1,800,000; shared dispositive power 0; aggregate amount beneficially owned 1,800,000 (6.7% of the class)

## Item 1. Issuer
Name of issuer: Conexeu Sciences Inc.
Address of issuer's principal executive offices: 50 West Liberty Street, Suite 880, Reno, NV 89501

## Item 2. Person Filing
Name of person filing: Paisley Capital Holdings Corp
Address of principal business office or, if none, residence:
Oberneuhofstrasse 5
Baar, Switzerland 6340
Citizenship: British Virgin Islands

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 1,800,000
Percent of class: 6.7%
Sole power to vote or to direct the vote: 1,800,000
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 1,800,000
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Paisley Capital Holdings Corp: /s/ Jacqueline Elsener, Director (07/16/2026)